UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Stratasys Ltd. (“Stratasys” or the “Company”) hereby notifies its shareholders that it will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) on Tuesday, February 3, 2015 at 10:30 a.m. U.S. Central Time, at the Stratasys NASH Building, located at 9600 West 76th Street, Eden Prairie, Minnesota 55344-2020.  The record date for the determination of the holders of Stratasys’ ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 per share (“Ordinary Shares”), entitled to vote at the Meeting is Friday, January 2, 2015.

At the Meeting, Stratasys’ shareholders will be asked to vote on the following:

1.  To approve amendments (the “Amendments”) to the Company’s current Amended and Restated Articles of Association, as amended (the “Articles of Association”), that (i) reflect the expiration of the initial two-year term following the Objet Ltd.-Stratasys, Inc. merger, including the elimination of Class A Director and Class B Director classifications for members of the Company’s Board of Directors (the “Board”), (ii) provide procedures for shareholder proposals and shareholder nominations for directors at general meetings of the Company’s shareholders, in accordance with recently adopted regulations under the Israeli Companies Law, 5759-1999 (the “Companies Law”), (iii) reduce the quorum requirement for the Company’s general shareholder meetings to two or more shareholders holding twenty-five percent (25%) or more of the voting rights in the Company, as permitted under the Companies Law, and (iv) make conforming changes to the Articles of Association.

2.  To elect each of Mr. S. Scott Crump, Mr. Elchanan Jaglom, Mr. Edward J. Fierko, Mr. Ilan Levin, Mr. John J. McEleney, Mr. David Reis, and Mr. Clifford H. Schwieter to serve as a director of the Company until the 2015 annual general meeting of shareholders.

3.  To approve amendments to the compensation policy for the Company’s executive officers and directors, in accordance with the requirements of the Companies Law.

The Board of Directors of Stratasys recommends that Stratasys’ shareholders vote in favor of all of the above proposals.

The presence in person or by proxy of two or more shareholders possessing at least a majority of Stratasys’ voting rights will constitute a quorum at the Meeting.  In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on Tuesday, February 10, 2015 at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. The vote of all Stratasys shareholders is important regardless of whether they attend the Meeting.  Accordingly, the Company asks all shareholders to participate and vote regardless of the number of ordinary shares they own.

Approval of each proposed action above requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (excluding abstentions). The approval of Proposal No. 3 is also subject to satisfaction of one of the following, additional voting requirements:

•                                the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•                                the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Stratasys will soon provide to its shareholders a proxy statement describing, in detail, additional logistical information related to the Meeting, the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other information related to the Meeting (including further information related to the required vote for approval of each proposal). The Company will also furnish copies of the proxy statement to the Securities and Exchange Commission (“SEC”) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com or by directing such request to Shane Glenn, the Company’s Vice President of Investor Relations, at sglenn@stratasys.com. The full text of the proposed resolutions for each proposal, together with the form of proxy for the Meeting, may also be viewed beginning on January 8, 2015, at the registered office of the Company, 2 Holtzman Street, Science Park, Rehovot, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  The telephone number at the Company's registered office is +972-74-745-4300.

Exhibits

Exhibit No.	Description
99.1	Press Release issued by the Company on December 29, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: December 29, 2014	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer and
Chief Operating Officer